Exhibit 18
March 10, 2009
Mr. Kenneth C. Schilling
Vice President and Controller
NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, OH 44124
Dear Mr. Schilling:
Note 2 of Notes to consolidated financial statements of NACCO Industries, Inc. included in its Form 10-K for the year ended December 31, 2008 describes a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. There are no authoritative criteria for determining a “preferable” inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
/s/ Ernst & Young LLP